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                                                              File No: 333-10702

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                                January 30, 2004.

                             COCA-COLA EMBONOR S.A.
                             -----------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of form
                                  20-F or 40-F:

                          Form 20-F x - Form 40-F
                                    -            ---


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the
                        Securities Exchange Act of 1934:

                                    Yes  No x
                                       -    -



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ITEM 1.   Filing of Letter with the Superintendencia de Valores y Seguros of
          Chile.

          The Registrant sent letters to the Superintendencia on January 30, 2004 and February 2, 2004, regarding the payment in full of the purchase price of US $129,917,924 for the acquisition by the Peruvian company Corporacion Jose R. Lindley S.A. of all of Coca-Cola Embonor S.A.'s equity participation in Embotelladora Latinoamericana S.A., amounting to 60.45% of said company. Registrant has caused an English translation of such letters to be prepared, copies of which are annexed hereto as Exhibits 99.1 and 99.2.



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ITEM 2.   Exhibits

     Exhibit
      Number                      Description

    99.1 Letter to the Superintendencia de Valores y Seguros, dated January 30, 2004

    99.2 Letter to the Superintendencia de Valores y Seguros, dated February 2, 2004



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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)

Date: February 6, 2004.
                                                /s/ Roger Ford
                                                ------------------------------
                                                Roger Ford
                                                Chief Financial Officer



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                                 Exhibits

     Exhibit
      Number                          Description

     99.1 Letter to the Superintendencia de Valores y Seguros, dated January 30, 2004

     99.2 Letter to the Superintendencia de Valores y Seguros, dated February 2, 2004



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